


SECURI[barcode: 06007502] ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 49134

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05.__ AND ENDING __12/31/05__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilbanks Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4334 N.W. Expressway, Suite 222
_____
(No. and Street)

Oklahoma City,   OK   73116-1516
_____
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall Lee Wilbanks   (405) 842-0202
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knol, Mark Jay
_____
(Name – if individual, state last, first, middle name)

1900 N.W. Expressway, Suite 850   Oklahoma City, OK   73118-1804
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

/PROCESSED
JUN 0 6 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Randall Lee Wilbanks_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Wilbanks Securities, Inc._____ , as
of ___December 31_____ , 20__05____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

___NONE_____

_____

_____

_____

_____
Signature

Vice President/Compliance Officer
Title

Notary Public

MARILYN MAXWELL
Notary Public
State of Oklahoma
Commission # 01001425 Expires 3/03/09

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KNOL & MINNEY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
WILBANKS SECURITIES, INC.
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of **WILBANKS SECURITIES, INC.** as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **WILBANKS SECURITIES, INC.** as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Knol & Minney, PLLC

February 27, 2006

50 PENN PLACE, SUITE 850 OKLAHOMA CITY, OKLAHOMA 73118-1804
TELEPHONE: 405/840-3279 FAX: 405/840-2665

WILBANKS SECURITIES, INC.
Statement of Financial Condition
As of December 31, 2005

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	187,067
Investments		8,112
Accounts receivables		52,273
Employee advances		30,524
Prepaid payroll taxes		7,901
Prepaid lease		7,367
Receivable from ADB		21,867
Total Current Assets		315,111

OTHER ASSETS

Prepaid lease	7,981
Furniture and fixtures	45,506
Total Other Assets	53,487
Total Assets	$ 368,598

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	-
Accrued expenses		38,634
Total Current Liabilities		38,634

EQUITY

Common stock	1,500
Additional paid in capital	82,835
Retained earning	245,629
Total Equity	329,964
Total Liabilities and Equity	$ 368,598

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2005

REVENUES

Commissions	$	2,920,985
Marketing Allowance		58,457
Interest Dividends		2,805
Investment Gains (Losses)		137
Reimbursed Expenses		170,317
Rebates and Trails		26,649
Total Revenues		3,179,350

EXPENSES

Commissions	2,331,062
Transaction and Access Fees	56,503
Occupancy and Equipment Rental	18,195
Taxes	42,218
Contract Labor	108,144
Advertising and Promotion	13,472
Office Expense	11,935
Insurance	86,133
Postage and Freight	47,777
Dues and Licenses	5,365
Depreciation	3,494
Telephone	13,163
Travel and Entertainment	37,615
Professional Fees	88,566
Wages	108,000
Retirement Plans	15,425
Charitable Contributions	3,900
Other Expenses	612
Total Expenses	2,991,579
Net Income	$ 187,771

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid in Capital	Retained Earnings
Balance as of December 31, 2004	$ 1,500	$ 82,835	$ 234,249
Issuance of Common Shares	-	-	-
Capital Distributed to Shareholders	-	-	(176,391)
Net Income	-	-	187,771
Balance as of December 31, 2005	$ 1,500	$ 82,835	$ 245,629

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:

Net Income	$	187,771

Adjustments to reconcile net loss
to cash provided by operations:

Decrease in Market Value		6
Depreciation		3,494
Increase in Accounts Receivable		(15,727)
Increase in Receivable from ADB		(11,060)
Increase in Employee Advances		(30,482)
Increase in prepaid expenses		(23,249)
Increase in Accrued Liabilities		7,942
Cash provided by operating activities		118,695

Cash flows from investing activities:

Purchase of Equipment		(42,204)
Cash used by investing activities		(42,204)

Cash flows from financing activities:

Distributions		(176,391)
Cash used by financing activities		(176,391)

Total Cash Provided (used)		(99,900)
Cash and Cash Equivalents at Beginning of Year		286,967
Cash and Cash Equivalents at End of Year	$	187,067

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations
Wilbanks Securities, Inc. was incorporated in the State of Oklahoma on March 1, 1996 to engage in marketing and selling investment products and services, and is a member of the National Association of Securities Dealers (NASD).

Depreciation
Depreciation is provided on the straight-line basis using estimated useful lives of five to ten years. Depreciation expense for the period was $3,494.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may vary from these estimates.

Investments
The company considers all investments held by the company in its own account to be trading securities and are therefore reported at fair value.

Income Taxes
The company has elected and been approved to be subchapter S Corporation. Therefore, each shareholders proportionate share of income or loss is included on their personal return.

Cash Equivalents
For purposes of the Statement of Cash Flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than thirty days that are not held for sale or used in the ordinary course of business. Cash and cash equivalents also include cash funds held by investment clearing companies.

NOTE 2: SUBORDINATED DEBT

As of December 31, 2005, the company does not have any liabilities that are subordinated to the claims of general creditors. Also, there have been no changes in liabilities subordinated to the claims of general creditors.

NOTE 3: CAPITAL STOCK

The company has authority to issue ten thousand (10,000) shares, having a par value of five dollars ($5.00) totaling fifty thousand dollars ($50,000). Currently there are three hundred (300) shares outstanding totaling one thousand five hundred dollars ($1,500).

NOTE 4: NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital shall not exceed 8 times net capital in the first year and 15 times net capital in the years thereafter. As of year end the Company did not have any aggregate indebtedness and therefore the only capital requirement is a minimum of $25,000. The Company has reserved $19,448 of equity for a possible commission to a former representative.

The company is not required to file reconciliation between the computation of net capital under rule 15c3-1 and reserve requirements under exhibit A of rule 15c3-3 pursuant to rule 17a-5 (d) (4). The company is exempt under rule 15c3-3(k)(2)(ii).

NOTE 5: RELATED PARTY TRANSACTIONS

During the year the company paid the shareholders of the corporation $6,949 in commissions. Also, the company shares common ownership with Associates Diversified Brokerage, Inc. (ADB) for the purpose of holding various insurance licenses. During the year, insurance commissions of $381,060 were collected by ADB. Of that amount, $345,000 was paid to Wilbanks Securities by ADB as reimbursements for commissions paid by Wilbanks Securities and a $25,000 clearing charge. At year-end, ADB owed Wilbanks Securities $21,867.

NOTE 6: FURNITURE, FIXTURES AND EQUIPMENT

At year end the carrying value of furniture fixtures and equipment consisted of the following.

Equipment	$ 62,119
Furniture and Fixtures	8,404
	70,523
Less accumulated depreciation	(25,017)
	$ 45,506

-9-

WILBANKS SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2005

NOTE 7: COMMITMENTS

Future minimum rental payments under noncancellable operating leases as of are as follows:

Year ended	Amount
2006	$ 19,525
2007	17,898
	$ 37,423

The Company has been named in a law suit against a former representative. Any possible loss from this lawsuit would be immaterial after insurance coverage.

NOTE 8: INVESTMENTS

Investments at December 31, 2005 consisted of:

Equities & Options	Market Value
Netmanage, Inc.	$ 757
California Amplifier, Inc.	1,049
Clarus Corporation	1,670
Earthlink Incorporated	3,889
Intellisync Corporation	516
Terayon Communications Systems	231
	$ 8,112

During the year the company did not have any realized gains. The company had an unrealized loss of $2,536 and an unrealized gain of $2,673 for a net unrealized gain of $137 on investments held.

Supplemental Information

Schedule I
Wilbanks Securities, Inc.
Computation of Net Capital under Rule 15c3-1
As of December 31, 2005

Net Capital:

Total Stockholders Equity	$329,964
Equity not allowable for net capital	(19,545)
Total Stockholders Equity Qualified for net capital	310,419
Subordinated loans	-
Total Available Capital	310,419

Nonallowable Assets:

Furniture and Equipment	(45,506)
Upfront lease	(15,348)
Other receivables	(52,391)
Tentative Net Capital	197,174

Haircuts:

Other securities	(2,726)
Fidelity Bond Excess:	(20,000)
Net Capital	174,448
Current Net Capital Requirement	(25,000)
Excess Net Capital	$149,448

The accompanying notes are an integral part of this schedule.

Excess Net Capital per Audit	$149,448
Excess Net Capital per Focus	142,705
Difference	$ 6,743

Explanation of difference:

Correction of receivables from RBC Dain	$ 6,677
Correction of miscellaneous receivables	66
Difference	$ 6,743

Nonallowable assets increased by $24,767 due to writing off $25,000 of receivable from a related party, increasing employee advances by $12,000 and recognizing an upfront lease of $15,348 and accelerated tax depreciation of $22,454 for financial statement purposes.

The accompanying notes are an integral part of this schedule.

KNOL & MINNEY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

To the Board of Directors
Wilbanks Securities, Inc.
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements of **Wilbanks Securities, Inc.** for the year ended December 31, 2005 we considered its internal control structure, including procedures for safeguarding securities in order to determine procedures for the purpose of expressing our opinion on the **Wilbanks Securities, Inc.** financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) of the Securities and Exchange Commission and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected.

Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the one or more of the internal control structure elements does not reduce to a relatively low level of risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Knouf & Minney, PLLC

Oklahoma City, Oklahoma
February 27, 2006